

July 11, 2014

Via E-mail
Mr. Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
Universal Corporate Center
King of Prussia, Pennsylvania,   19406

    Re: **Universal Health Services, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed February 27, 2014
            File No. 001-10765

Dear Mr. Filton:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
1) Business and Summary of Significant Accounting Policies
X) GPO Agreement/Minority Ownership Interest, page 115

1. You state that during 2013, you entered into a new group purchasing organization agreement ("GPO") and acquired a minority interest in the GPO for a nominal amount. In connection with the IPO of the stock of the GPO, you received cash proceeds from the sale of a portion of that interest which were recorded as deferred income. The deferred income will be recognized, on a pro rata basis, as a reduction to your supplies expenses over the expensed life of the GPO agreement. Also you received restricted stock of the GPO which vested ratably over a seven year period and you will recognize the fair value of the stock as a reduction to your supplies expense on a pro rata basis over the vesting period. Please provide us an analysis with reference to authoritative accounting literature supporting your accounting treatment including measurement, recognition and

classification. Further include in your response the amount of the cash proceeds and the fair value of the minority interests acquired upon entering into the agreement, and clarify what you mean by on a pro rata basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant